Envoy Capital Group
30 St. Patrick Street, Suite 301
Toronto, Ontario
M5T 3A3

April 8, 2011

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
P.E.I. Securities Commission
Autorité des marchés financiers (Quebec)

To Whom It May Concern:

Re:	Envoy Capital Group
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI51-102")

Following the annual and special meeting of shareholders of Envoy Capital Group (the “Company”), held on April 8, 2011 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	Election of Directors	* The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2.	Re-appointment of Meyers Norris Penny LLP, Chartered Accountants, as the Corporation’s auditors	* Meyers Norris Penny LLP, Chartered Accountants were re-appointed by a majority of shareholders on a show of hands
3.	Approve of the Company’s new 10% rolling stock option plan (the “Stock Option Plan”)	* The Stock Option Plan was approved by a majority of shareholders on a show of hands
4.

Approve an amendment to the articles of the Company for the purpose of dividing the issued and outstanding common shares of the Company on a basis of a range of up to two (2) new shares for one (1) old share, subject to the actual determination by the board of directors

* The amendment to the articles of the Company was approved by at least two-thirds of shareholders on a show of hands
5.	Approve the repeal of by-law 1 and replace it with by-law 1A	* By-law 1A was approved by a majority of shareholders on a show of hands

Trusting the whole is to your satisfaction, we remain,

Yours truly,

ENVOY CAPITAL GROUP

"Robert Pollock"

Per:	Robert Pollock
Chief Executive Officer